UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
Fetsko, Francis M.
The Commons, PO Box 460


Ithaca, NY 14851
2. Date of Event Requiring Statement (Month/Day/Year)
12/29/2000
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
Tompkins Trustco, Inc. (TMP)
5. Relationship of Reporting Person to Issuer (Check all applicable)
[ ] Director [ ] 10% Owner
[X] Officer (give title below) [ ] Other (specify below)
Senior Vice President
Chief Financial Officer
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Beneficially Owned
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1)Title of Security 2)Amount of 3) 4)Nature of
Securities D Indirect
Beneficially or Beneficial
Owned I Ownership
--------------------------------------------------------------------------------
Common Stock 405 D Direct

Table II Derivative Securitites Beneficially Owned
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1)Title of Derivative Security 2)Date Exercisable 3)Title and Amount of 4)Conver-
5)Ownership 6)Nature of
and Expiration Date Securities Underlying sion or Form of Indirect
(Month/Day/Year) Derivative Security exercise Derivative Beneficial price of Security Ownership
Date Expira- Amount or Deri- Direct(D)
Exer- tion Number of vative or
cisable Date Title Shares Security Indirect(I)
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

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/s/ Fetsko, Francis M.
DATE 01/05/01